Exhibit 99.4

APMI GUARANTEE

STRICTLY CONFIDENTIAL

June 11, 2009

Hydrogenics Corporation 5985 McLaughlin Road Mississauga, ON L5R 1B8 Attention: Lawrence Davis, Chief Financial Officer	7188501 Canada Inc. 5985 McLaughlin Road Mississauga, ON L5R 1B8 Attention: Lawrence Davis, Chief Financial Officer

Dear Sirs:

We refer to the support agreement dated the date hereof (the “Support Agreement”) by and between Hydrogenics (“HCo”), 7188501 Canada Inc. (“New Hydrogenics”) and the Board of Trustees (the “Board of Trustees”) of Algonquin Power Income Fund.  Capitalized terms utilized but not defined herein shall take the same meanings ascribed thereto in the Support Agreement.

In consideration of HCo and the Board of Trustees pursuing the completion of the Transaction, this letter agreement sets out the terms and conditions upon which we will guarantee the obligations of the Board of Trustees under the Support Agreement.

1.1                                 Representations and Warranties By APMI.

We represent and warrant to HCo and New Hydrogenics as follows and acknowledge that HCo and New Hydrogenics are relying upon such representations and warranties in connection with the Transaction:

(a)                                  Incorporation and Status of APMI.  We are duly incorporated and validly existing under the laws of the province of Ontario.

(b)                                 Corporate Power of APMI and Due Authorization.  We have the corporate power and capacity to guarantee the obligations of the Board of Trustees and to enter into and perform our obligations under this letter agreement.  This letter agreement has been duly authorized, executed and delivered by us and is a valid and binding obligation of us enforceable in accordance with its terms, except that:

(i)                                   such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, affecting the enforcement of creditors’ rights; and

(ii)                                the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

1.2                                 Guarantee.

We unconditionally and irrevocably guarantee to and covenant with HCo and New Hydrogenics that the Board of Trustees will duly perform and observe each and every covenant and agreement in the Support Agreement on the part of the Board of Trustees to be performed and observed, at the times and in the manner specified in the Support Agreement,  including the due and punctual payments to HCo and New Hydrogenics of the Initial Liability and the Additional Amount.  If any default is made by the Board of Trustees in the performance or observance of any of the covenants or agreements which pursuant to the Support Agreement are to be performed or observed by the Board of Trustees, we will perform or cause to be performed such covenant or agreement immediately upon notice from HCo and/or New Hydrogenics to us specifying in summary form the default.  If the Board of Trustees makes default as aforesaid, and if we fail forthwith to make good such default, then each of HCo and New Hydrogenics may in its discretion proceed in the enforcement of the rights given hereby by any remedy provided by law whether by legal proceedings or otherwise to enforce the performance of our obligations under the Support Agreement.  Without limiting the generality of the foregoing provisions, each of HCo and New Hydrogenics may proceed to enforce such rights, or from time to time any thereof, prior to, contemporaneously with or after any enforcement against the Board of Trustees, or without any enforcement against the Board of Trustees.

We acknowledge and agree that this guarantee shall continue in full force and effect and our liability hereunder shall not be affected by:

(a)                                  any extension, modification or waiver of the time for or manner of the Board of Trustees’ performance, observance or compliance with any covenants or agreements in the Support Agreement, in whole or in part; or

(b)                                 any other event or circumstance which would at law or in equity give rise to a release or discharge, in whole or in part, of our obligations as a guarantor of the Board of Trustees hereunder;

notwithstanding that there is no notice to or consent of us.

Each of HCo and New Hydrogenics shall be entitled to pursue its rights and remedies under this guarantee and shall be entitled to payment and performance hereunder, notwithstanding any action taken or omitted to be taken by HCo or New Hydrogenics to enforce any of its rights or remedies hereunder, notwithstanding any defect in the authorization or execution of the Support Agreement by the Board of Trustees or other bar to its enforceability, in whole or in part, at law or in equity.

We shall not be or claim to be subrogated, in whole or in part, to the rights of HCo or New Hydrogenics against the Board of Trustees hereunder or otherwise until HCo and New Hydrogenics shall have received in full all amounts due to them hereunder, but except as set out in this letter agreement, nothing contained herein shall limit our rights at law and in equity to subrogation as a guarantor.

1.3                                 General.

(a)                                  The Support Agreement and this letter agreement are to be read and understood as an integrated document and, as such, each provision set forth herein shall be deemed incorporated by reference into the Support Agreement as if it were contained therein.

(b)                                 This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(c)                                  No party shall assign this agreement without the prior written consent of the other parties. This letter agreement shall enure to the benefit of the parties hereto and their successors and assigns.

Yours truly,

ALGONQUIN POWER MANAGEMENT INC.

	By:	/s/ Ian Robertson
	Name:	Ian Robertson
	Title:	Director

Accepted and agreed as of this 11th day of June, 2009.

HYDROGENICS CORPORATION

	By:	/s/ Lawrence Davis
	Name:	Lawrence Davis
	Title:	Chief Financial Officer

7188501 CANADA INC.

	By:	/s/ Lawrence Davis
	Name:	Lawrence Davis
	Title:	Chief Financial Officer